COPY

RECEIVED

2015 MAR 20 PM 1:35

SEC / MR

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/19/15**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

[redacted]

15020161

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/19/15 (MM/DD/YY) EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 19th day of March (Month), 2015 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. <u>BATS Global Markets, Inc.</u>

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Joe Ratterman
- Chris Concannon
- David Cummings
- Michael Richter
- Alan Freudenstein
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen
- Brian Fagen

<u>Current Officers</u>

- Joe Ratterman (CEO)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Global Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President, Chief Executive Officer of BATS Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee
- Rob Jones
- Michael Richter
- Chris Mitchell

Audit Committee
- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee
- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee
- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman

   Current Officers
   - Joe Ratterman (Chief Executive Officer)
   - Chris Concannon (President)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. <u>Direct Edge Holdings LLC</u>

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding membership interests of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Eric Swanson (General Counsel, Secretary)
- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Direct Edge Holdings LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- None

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Eric Swanson (Secretary)
- Brian N. Schell (Chief Financial Officer)
- Chris Isaacson (Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. <u>BATS Exchange, Inc.</u>

1. *Name*: BATS Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings

   <u>Current Officers</u>
   - Joe Ratterman (Chief Executive Officer)

- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Global Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Peter Wallison
- Sandy Kemper
- Harry Temkin

<u>Audit Committee</u>
- Scott Wagner
- David Roscoe

<u>Regulatory Oversight Committee</u>
- Jill Sommers
- Sandy Kemper
- Peter Wallison

<u>Appeals Committee</u>
- Brett Redfearn
- James Selway

- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe

- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes
- Matt Billings

Current Officers
- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Global Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. EDGX Exchange, Inc.

1. *Name*: EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes
- Matt Billings

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Global Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange BATS Y-Exchange, Inc., EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (Chief, Financial Officer, FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. **Omicron Holdings Corp.**

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Hotspot Holdings LLC

1. *Name*: BATS Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.*

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Holdings LLC is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Holdings LLC is an intermediate holding company of BATS Hotspot LLC and BATS Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. BATS Hotspot LLC

1. *Name*: BATS Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation: Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.*

4. *Brief description of nature and extent of affiliation*: BATS Hotspot LLC is wholly-owned by BATS Hotspot Holdings LLC, which is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. BATS Hotspot Services LLC

1. *Name*: BATS Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation: Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.*

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Services LLC is wholly-owned by BATS Hotspot Holdings LLC, which is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

P. BATS International Holdings Limited

1. *Name*: BATS International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS International Holdings Limited is a holding company of BATS Hotspot Europe Limited and BATS Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Chris Concannon

Current Officers
- Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. BATS Hotspot Europe Limited

1. *Name*: BATS Hotspot Europe Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Europe Limited is wholly-owned by BATS International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Chris Concannon

Current Officers
- Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. BATS HOTSPOT ASIA PTE. LTD.

1. *Name*: BATS Hotspot Asia Pte. Ltd.
   Address: 1 Marina Boulevard, #28-00, One Marina Boulevard, Singapore (018989)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Asia Pte. Ltd. is wholly-owned by BATS International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Virginie Saade
- Rebecca Fuller
- Paul Hilgers
- Julian Corner

Current Officers
- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman

Current Officers
- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)

- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. <u>BATS FX, Inc.</u>

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Ratterman

   <u>Current Officers</u>
   - Chris Concannon (President)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

W. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

Form 1, Exhibit C Index of Attachments

- A BATS GLOBAL MARKETS, INC.
- B BATS GLOBAL MARKETS HOLDINGS, INC.
- C DIRECT EDGE HOLDINGS LLC
- D DIRECT EDGE LLC
- E BATS EXCHANGE, INC.
- F BATS Y-EXCHANGE, INC.
- G EDGX EXCHANGE, INC.
- H BATS TRADING, INC.
- I DIRECT EDGE ECN LLC
- J OMICRON HOLDINGS CORP.
- K OMICRON INTERMEDIATE HOLDINGS CORP.
- L OMICRON ACQUISITION CORP.
- M BATS Hotspot Holdings LLC-New Entity (Organizational Documents Attached)
- N BATS Hotspot LLC-New Entity (Organizational Documents Attached)
- O BATS Hotspot Services LLC-New Entity (Organizational Documents Attached)
- P BATS INTERNATIONAL HOLDINGS LIMITED
- Q BATS HOTSPOT EUROPE LIMITED
- R BATS HOTSPOT ASIA PTE. LTD.
- S BATS TRADING LIMITED
- T CHI-X EUROPE LIMITED
- U BATS FX, INC.
- V BLUE MERGER SUB INC.
- W DELTA MERGER SUB LLC

A BATS GLOBAL MARKETS, INC.

B BATS GLOBAL MARKETS HOLDINGS, INC.

C DIRECT EDGE HOLDINGS LLC

D DIRECT EDGE LLC

E BATS EXCHANGE, INC.

F BATS Y-EXCHANGE, INC.

G EDGX EXCHANGE, INC.

H BATS TRADING, INC.

I DIRECT EDGE ECN LLC

J OMICRON HOLDINGS CORP.

K OMICRON INTERMEDIATE HOLDINGS CORP.

L OMICRON ACQUISITION CORP.

M BATS Hotspot Holdings LLC-New Entity (Organizational Documents Attached)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "HOTSPOT FX HOLDINGS, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF MARCH, A.D. 2015.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "HOTSPOT FX HOLDINGS, LLC" WAS FORMED ON THE FIFTEENTH DAY OF MAY, A.D. 2000.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE BEEN PAID TO DATE.

3229145 8300

150345788

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2191891

DATE: 03-12-15

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS FILED FROM AND INCLUDING THE RESTATED CERTIFICATE OR A MERGER WITH A RESTATED CERTIFICATE ATTACHED OF "HOTSPOT FX HOLDINGS, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF MERGER, FILED THE THIRTY-FIRST DAY OF MARCH, A.D. 2006, AT 12:53 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE FIRST DAY OF APRIL, A.D. 2006, AT 12:01 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "HOTSPOT FX, INC." TO "HOTSPOT FX HOLDINGS, INC.", FILED THE TWENTY-THIRD DAY OF SEPTEMBER, A.D. 2009, AT 3:19 O'CLOCK P.M.

CERTIFICATE OF CONVERSION, CHANGING ITS NAME FROM "HOTSPOT FX HOLDINGS, INC." TO "HOTSPOT FX HOLDINGS, LLC", FILED THE ELEVENTH DAY OF MARCH, A.D. 2015, AT 11:53 O'CLOCK A.M.

CERTIFICATE OF FORMATION, FILED THE ELEVENTH DAY OF MARCH, A.D. 2015, AT 11:53 O'CLOCK A.M.

3229145 8100X

150345788

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2191892

DATE: 03-12-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:53 PM 03/31/2006
FILED 12:53 PM 03/31/2006
SRV 060306825 - 3229145 FILE

CERTIFICATE OF MERGER

OF

FX MERGER SUB, INC.

WITH AND INTO

HOTSPOT FX, INC.

Pursuant to Section 251 of the General
Corporation Law of the State of Delaware

HOTSPOT FX, INC., a Delaware corporation, does hereby certify:

FIRST: The name and state of incorporation of each of the constituent corporations to this merger are as follows:

FX Merger Sub, Inc.	-	Delaware
Hotspot FX, Inc.	-	Delaware

SECOND: An Agreement of Merger, dated January 23, 2006, by and among Knight Capital Group, Inc., FX Merger Sub, Inc., Hotspot FX, Inc. and HS Investments Inc., has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Sections 228 and 251 of the General Corporation Law of the State of Delaware.

THIRD: The corporation surviving the merger shall be Hotspot FX, Inc. (the "Surviving Corporation"). The name of the Surviving Corporation is Hotspot FX, Inc.

FOURTH: The Restated Certificate of Incorporation of Hotspot FX, Inc. in effect immediately prior to the merger shall be amended in its entirety as set forth on Exhibit A and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation.

FIFTH: The executed Agreement of Merger is on file at an office of the Surviving Corporation, at 545 Washington Boulevard, Jersey City, New Jersey 07310. A copy of the Agreement of Merger will be provided, upon request and without cost, to any stockholder of either constituent corporation.

SIXTH: This Certificate of Merger shall be deemed effective as of April 1, 2006 at 12:01 a.m., Eastern Standard Time.

IN WITNESS WHEREOF, Hotspot FX, Inc. has caused this Certificate of Merger to be executed in its corporate name this 31st day of March, 2006.

HOTSPOT FX, INC.

By: ____________________
Name: John Eley
Title: President

Exhibit A

RESTATED CERTIFICATE OF INCORPORATION

OF

HOTSPOT FX, INC.

FIRST: The name of the Corporation is Hotspot FX, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of U.S. one cent ($0.01).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right

or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 09/23/2009
FILED 03:19 PM 09/23/2009
SRV 090878891 - 3229145 FILE

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

* * * * *

Hotspot FX, Inc, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that the Restated Certificate of Incorporation of Hotspot FX, Inc. be amended by changing Section 1 of the Company's Restated Certificate of Incorporation so that, as amended, said Section 1 shall be and read as follows:
>
> "1. The name of the Corporation is Hotspot FX Holdings, Inc."

SECOND: That in lieu of a meeting and vote of the sole stockholder, the sole stockholder has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of September, 2009.

Hotspot FX, Inc.
By Steven J. Wright
Vice President & Assistant Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 03/11/2015
FILED 11:53 AM 03/11/2015
SRV 150341224 - 3229145 FILE

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A CORPORATION TO A LIMITED LIABILITY COMPANY PURSUANT TO SECTION 18-214 OF THE LIMITED LIABILITY COMPANY ACT

1. The jurisdiction where the Corporation was first formed is the State of Delaware.
2. The jurisdiction immediately prior to filing this Certificate is the State of Delaware.
3. The date the Corporation first formed is May 15, 2000.
4. The name of the Corporation immediately prior to filing this Certificate is Hotspot FX Holdings, Inc.
5. The name of the Limited Liability Company as set forth in the Certificate of Formation is Hotspot FX Holdings, LLC.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 11th day of March, 2015.

KNIGHT CAPITAL GROUP, INC.
Sole Stockholder

By [signature]
Name: Kathryn M. Smith
Title: Assistant Secretary

[Signature Page to Certificate of Conversion of Hotspot FX Holdings, Inc.]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 03/11/2015
FILED 11:53 AM 03/11/2015
'RV 150341224 - 3229145 FILE

CERTIFICATE OF FORMATION

OF

HOTSPOT FX HOLDINGS, LLC

First: The name of the limited liability company is Hotspot FX Holdings, LLC (the "LLC").

Second: The address of the LLC's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and its registered agent at such address is The Corporation Trust Company.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 11th day of March, 2015.

KNIGHT CAPITAL GROUP, INC.
Sole Member

By ______________________________
Name: Kathryn M. Smith
Title: Assistant Secretary

[Signature Page to Certificate of Formation of Hotspot FX Holdings, LLC]

AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT HOLDINGS LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of BATS Hotspot Holdings LLC (the "Company") is entered into as of this 13th day of March, 2015, by BATS Global Markets Holdings, Inc. (such person and any other person admitted as a member of the Company pursuant to Section 13 hereof individually referred to herein as a "Member" and collectively as the "Members").

RECITAL

The Company was formed as a limited liability company under the laws of the State of Delaware on March 11, 2015, and desires to enter into a written agreement, in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Member and/or the Company, including but not limited to the Limited Liability Company Operating Agreement executed and adopted effective as of March 11, 2015.

1. Name. The name of the Company is BATS Hotspot Holdings LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Member.

2. Purpose. The object and purpose of the Company, and the nature of the business to be conducted and promoted, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing. The Company, and the Member (or Members, if there is more than one (1) Member) on behalf of the Company, may enter into and perform any and all agreements consistent with the purpose of the Company.

3. Term. The term of the Company commenced on the date the certificate of formation of the Company was filed in the office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to the provisions of Section 8.

4. Registered Office. The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. The Company may also have offices at such other places within or without the State of Delaware as the Member may from time to time designate or the business of the Company may require.

5. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.

6. Member. The name and the mailing address of the Member are as follows:

Name	Address
BATS Global Markets Holdings, Inc.	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

7. Management of the Company. (a) The business and affairs of the Company shall be managed by the Member (or Members, if there is more than one (1) Member). The Member (or Members) shall have the power to do any and all acts that may be necessary or convenient to or for the furtherance of the purposes described herein, including, without limitation, the power:

(i) to conduct its business, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(ii) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property and loans secured by such real and personal property, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iii) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with the Member, an affiliate of the Company or the Member, or any agent of the Company, which may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(iv) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals, or direct or indirect obligations of the United States or any government, state or instrumentality of any of them;

(v) to lend or borrow money and issue evidences of indebtedness, with or without security; and

(vi) to sue or be sued, complain and defend, and participate in administrative or other proceedings, and to pay, compromise, settle or litigate any claims by or against the Company; and

(vii) to appoint employees and agents of the Company, and define their duties and fix their compensation.

(b) The Member may (i) authorize by written action any person to enter into and perform any agreement on behalf of the Company, (ii) appoint one or more officers with such titles and duties and powers as the Member may determine and (iii) appoint individuals, with such titles as it may select, as employees or officers of the Company to act on behalf of the Company, with such power and authority as the Member may delegate from time to time to any such person. Any such persons, officers and employees designated by the Member to act on behalf of the Company may be appointed or removed by the Member at any time and from time to time, with or without cause.

(c) The Member, acting alone, or such person as the Member shall designate as attorney-in-fact for this purpose, is hereby designated or approved as an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the Company (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof), which may be necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business or to act on behalf of the Company as such designated persons see fit.

8. Dissolution; Liquidation. (a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a certificate of dissolution in accordance with the Act.

9. Capital Contributions. The Member shall have the right, but not the obligation, to make capital contributions to the Company at the times and in the amounts determined by the Member.

10. Allocation of Profits and Losses; Tax Matters. The Company's profits and losses shall be allocated at the end of each calendar year (and at such other times, if any, as the Member shall determine) to the Member.

11. Distributions. Distributions may be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding anything to the contrary contained herein, the Company, and the Member on behalf of the Company, shall not make a distribution to the Member on account of the interest of the Member in the Company if such distribution would violate § 18-607 of the Act or any other applicable law.

12. Resignation. A Member may only resign from the Company if it has transferred all of its interest in the Company to another person or entity.

13. Admission of Additional Members. One or more additional members may be admitted to the Company with the consent of the Member.

14. Liability of the Member. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

15. Exculpation. (a) Neither the Member, any Authorized Person, nor any of their respective affiliates, directors, trustees, members, officers, controlling persons or employees (each, a "Covered Person"), shall be liable to the Company or the Member for any loss, liability, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. Whenever in this Agreement a Covered Person is permitted or required to make decisions in good faith, the Covered Person shall act under such standard and shall not be subject to any other or different standard imposed by this Agreement or any relevant provisions of law or in equity or otherwise.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within such person's or entity's professional or expert competence.

16. Fiduciary Duty. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Member, a Covered Person acting under this Agreement shall not be liable to the Company or to the Member for such Covered Person's good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

17. Indemnification and Insurance. (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a

"proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Manager or officer of the Company or is or was serving at the request of the Company as a manager, director or officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Manager, director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Manager. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Act requires, the payment of such expenses incurred by a Manager or officer in his or her capacity as a Manager or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Manager or officer, to repay all amounts so advanced if it shall ultimately be determined that such Manager or officer is not entitled to be indemnified under this Section or otherwise. The Company may, by action of the Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of the Manager and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Manager, independent legal counsel, or its Member(s)) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Manager, independent legal counsel, or its Member(s)) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Agreement, other agreement, action of the Manager or otherwise.

(d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Manager, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

18. Expenses. To the fullest extent permitted by applicable law, expenses (including attorneys' fees and disbursements) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, subject to recapture by the Company following a later determination that such Covered Person was not entitled to be indemnified hereunder.

19. Tax Treatment. As long as there is only one (1) Member of the Company, the Company shall be treated as a disregarded entity for tax purposes. In the event that there is more than one (1) Member of the Company, the Members shall agree by their subscription hereto to treat the Company as a partnership for tax purposes. In such event, the initial Member shall serve as "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended.

20. Amendment, Waiver, Etc. This Agreement may not be amended or supplemented, and no waiver of or consent to departures from the provisions hereof shall be effective, unless set forth in a writing signed by the Member.

21. Miscellaneous. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. This Agreement shall be binding upon and inure to the benefit of the Member and his successors and permitted assigns. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. Except as provided in Sections 16 through 19 with respect to the exculpation and indemnification of Covered Persons, nothing in this Agreement shall confer any rights upon any person or entity other than the Member and his successors and permitted assigns.

22. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED UNDER, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), ALL RIGHTS AND REMEDIES BEING GOVERNED BY SUCH LAWS.

IN WITNESS WHEREOF, the undersigned Member of the Company, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: [signature]
Name: Chris Concannon
Title: President

N BATS Hotspot LLC-New Entity (Organizational Documents Attached)

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040259

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON July 1, 2013 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CGN

L-102 NJSA 42 (2/94)

FILED
JUL 01 2013
STATE TREASURER

0600120601

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act, and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Knight Hotspot FX LLC

2. Identification Number: 0600120601

3. New LLC Name (if applicable): KCG Hotspot FX LLC

4. Effective Date: July 2, 2013

5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is KCG Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: Steven J. Wright

Name: Steven J. Wright

Date: 6/27/13

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040260

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-122 (4/94)

CAO

FILED

MAY 5 2006

STATE TREASURER

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXi, L.L.C.
0600120601

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: [signature]
Signature of Registered Agent

5/5/06
Date

Sandra Ortega
Assistant Secretary

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

NJ089 - 7/25/05 C T System Online

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040261

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON October 22, 2012 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

L-102 NJSA 42 (2/94)

CGN

FILED
OCT 22 2012
STATE TREASURER

0600120601

New Jersey Division of Revenue

Certificate of Amendment

Limited Liability Company

This form may be used to amend a Certificate of Formation of a Limited Liability Company on file with the Department of the Treasury. Applicants must insure strict compliance with NJSA 42, the New Jersey Limited Liability Act. and insure that all applicable filing requirements are met.

1. Name of Limited Liability Company: Hotspot FX LLC

2. Identification Number: 0600120601

3. New LLC Name (if applicable): Knight Hotspot FX LLC

4. Effective Date:

5. The Certificate of Formation is amended as follows (provide attachments if needed):
   1. The name of the company is Knight Hotspot FX LLC (the "Company".)

The undersigned represent(s) that this filing complies with State law as detailed in NJSA 42 and that they are authorized to sign this form behalf of the Limited Liability Company.

Signature: Andrew M. Greenstein

Name: Andrew M. Greenstein

Date: 10/18/12

02536174
4542415

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040262

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON August 7, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

LLC

FILED
AUG 7 2001
STATE TREASURER

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 7th day of August, 2001.

Anthony O. Pergola

Anthony O. Pergola
Authorized Person

S982807
J1885909

0600120601

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	KCG HOTSPOT FX LLC
Business Id:	0600120601
Certificate Number:	6000040263

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON September 25, 2009 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

REG-C-EA
(08-05)

STATE OF NEW JERSEY
DIVISION OF REVENUE
BUSINESS ENTITY AMENDMENT FILING

Mail to: PO Box 308
Trenton, NJ 08646

FEE REQUIRED

Complete the following information and sign in the space provided. Please note that once filed, the information on this page is considered public. Refer to the instructions for delivery/return options, filing fees and field-by-field requirements. Remember to remit the appropriate fee amount for this filing. Use attachments if more space is required for any field, or if you wish to add articles for the public record.

A. Business Name: Hotspot FXI L.L.C.

Business Entity NJ 10-digit ID number: 0 6 0 0 1 2 0 6 0 1

B. Statutory Authority for Amendment: 42:2B (See Instructions for List of Statutory Authorities)

C. ARTICLE SECTION 1 OF THE CERTIFICATE of the above referenced business is amended to read as follows. (If more space is necessary, use attachment)

"1. The name of the company is Hotspot FX LLC (the "Company")"

Can

FILED
SEP 25 2009
STATE TREASURER

0600120601

D. Other Provisions: (Optional)

E. Date Amendment was Adopted:

F. CERTIFICATION OF CONSENT/VOTING: (If required by one of the following laws cited, certify consent/voting)
N.J.S.A. 14A:9-1 et seq. or N.J.S.A 15A:9-1 et seq., Profit and Non-Profit Corps. Amendment by the Incorporators
☐ Amendment was adopted by unanimous consent of the Incorporators.

N.J.S.A 14A:9-2(4) and 14A:9-4(3), Profit Corps., Amendment by the Shareholders
☐ Amendment was adopted by the Directors and thereafter adopted by the shareholders.
Number of shares outstanding at the time the amendment was adopted ________, and total number of shares entitled to vote thereon ________. If applicable, list the designation and number of each class/series of shares entitled to vote:

List votes for and against amendment, and if applicable, show the vote by designation and number of each class/series of shares entitled to vote:

Number of Shares Voting for Amendment — Number of Shares Voting Against Amendment

** If the amendment provides for the exchange, reclassification, or cancellation of issued shares, attach a statement indicating the manner in which same shall be effected.

N.J.S.A. 15A:9-4, Non-profit Corps., Amendment by Members or Trustees
The corporation has ☐ does not have ☐ members.
If the corporation has members, indicate the number entitled to vote ______, and how voting was accomplished:

☐ At a meeting of the corporation. Indicate the number VOTING FOR ____ and VOTING AGAINST ____. If any class(es) of members may vote as a class, set forth the number of members in each class, the votes for and against by class, and the number present at the meeting:

Class	Number of Members	Voting for Amendment	Voting Against Amendment

2208879 4030290

☐ Adoption was by unanimous written consent without a meeting.
If the corporation does not have members, indicate the total number of Trustees ________, and how voting was accomplished:
☐ At a meeting of the corporation. The number of Trustees VOTING FOR ________ and VOTING AGAINST ________
☐ Adoption was by unanimous written consent without a meeting.

G. **AGENT/OFFICE CHANGE**
New Registered Agent:
Registered Office: (Must be a NJ street address)
Street ________ City ________ Zip ________

H. **SIGNATURE(S) FOR THE PUBLIC RECORD** *(See Instructions for Information on Signature Requirements)*

Signature Andrew M. Greenstein Title Managing Director, Associate General Counsel & Secretary Date 9/24/09

Signature ________ Title ________ Date ________

The above-signed certifies that the business entity has complied with all applicable NJ statutory filing requirements

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name: KCG HOTSPOT FX LLC
Business Id: 0600120601
Certificate Number: 6000040264

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A NAME CHANGE ON November 26, 2001 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

C.GN

FILED
NOV 26 2001
STATE TREASURER

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

HOTSPOT FX 2, L.L.C.

(Pursuant to N.J.S.A. 42:2B-13)

The undersigned, as an authorized person, does hereby certify as follows:

1. The name of the company is Hotspot FX 2, L.L.C. (the "Company"). The Company filed its Certificate of Formation with the State of New Jersey on August 7, 2001.

2. The Certificate of Formation of the Company is hereby amended to change the name of the Company to Hotspot FXi, L.L.C. Accordingly, Section 1 of the Company's Certificate of Formation is hereby deleted in is entirety and replaced with the following:

"1. The name of the company is Hotspot FXi, L.L.C. (the "Company")."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Formation on the 26th day of November, 2001.

Anthony Pergola

Anthony O. Pergola
Authorized Person

0600120601

12662/1
11/24/2001 1108351.02

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT LLC

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of BATS Hotspot LLC (the "Company") dated as of the 13th day of March, 2015, by BATS Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Manager formed the Company as a limited liability company under the laws of the State of New Jersey on August 7, 2001, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of August 7, 2001, (ii) the Amended and Restated Operating Agreement dated as of September 25, 2009, (iii) the Second Amended and Restated Operating Agreement dated as of October 22, 2012, and (iv) the Third Amended and Restated Operating agreement dated as of July 2, 2013.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "BATS Hotspot LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager*. The name and address of the sole Manager is as follows:

Name	Address
BATS Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings*. The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers*. New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses.* For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions.* The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 . *Tax Treatment.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however*, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *Limited Liability Company.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: ______________________
Name: Chris Concannon
Title: President

O BATS Hotspot Services LLC-New Entity (Organizational Documents Attached)

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040265

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT AN ORIGINAL CERTIFICATE ON November 19, 2004 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

THE GREAT SEAL OF THE STATE OF NEW JERSEY

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

LLC

FILED
NOV 22 2004
STATE TREASURER

CERTIFICATE OF FORMATION

OF

Hotspot FXr, L.L.C.

(Pursuant to N.J.S.A. 42:2B-11)

The undersigned, as an authorized person, in order to form a limited liability company under the New Jersey Limited Liability Company Act, does hereby certify as follows.

1. The name of the company is Hotspot FXr, L.L.C. (the "Company").

2. The address of the registered office of the Company in the State of New Jersey is c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

3. The name and address of the registered agent for service of process on the Company in the State of New Jersey is Edward M. Zimmerman, c/o Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey 07068.

4. The Company is to have perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on November 19, 2004.

Anthony O. Pergola
Authorized Person

S1481791
T2811530

0600219344

12602/1
11/19/2004 1108318.01

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
FILING CERTIFICATE (CERTIFIED COPY)

Corporation Name:	HOTSPOT FXR, L.L.C.
Business Id:	0600219344
Certificate Number:	6000040266

I, THE TREASURER OF THE STATE OF NEW JERSEY, DO HEREBY CERTIFY, THAT THE ABOVE NAMED BUSINESS DID FILE AND RECORD IN THIS DEPARTMENT A CHANGE OF AGENT AND OFFICE ON May 5, 2006 AND THAT THE ATTACHED IS A TRUE COPY OF THIS DOCUMENT AS THE SAME IS TAKEN FROM AND COMPARED WITH THE ORIGINAL(S) FILED IN THIS OFFICE AND NOW REMAINING ON FILE AND OF RECORD.

IN TESTIMONY WHEREOF, I HAVE HEREUNTO SET MY HAND AND AFFIXED MY OFFICIAL SEAL AT TRENTON, THIS March 12, 2015 A.D.

Andrew P Sidamon - Eristoff
State Treasurer

VERIFY THIS CERTIFICATE ONLINE AT

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CAO

FILED
MAY 5 2006
STATE TREASURER

L-122 (4/94)

New Jersey Division of Revenue

Certificate of Change - Registered Name or Address, or Both

(For Use by a Limited Liability Company)

This form may be used by domestic and foreign Limited Liability Companies to change an agent name or address or both. If a P.O. box is used for registered address, the street address must be included. Return this form with a $25.00 check made out to: Treasurer, State of New Jersey. Write the LLC number on the top left of your check.

LLC Name and Number: Hotspot FXr, L.L.C.
0600219344

State of Original Filing: New Jersey

IMPORTANT - INCLUDE INFORMATION ON BOTH THE PRIOR & NEW AGENT

Prior Agent:

Name Edward M. Zimmerman

Street Address c/o Lowenstein Sandler PC
65 Livingston Avenue

City Rosedale State NJ Zip 07068

New Agent:

Name The Corporation Trust Company

Street Address 820 Bear Tavern Road

City West Trenton State N.J. Zip 08628

The Corporation Trust Company

By: ______________________
Signature of Registered Agent

Sandra Ortega
Assistant Secretary

5/5/06
Date

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

NJ089 - 7/25/05 C T System Online

5169224
3189305

0600219344

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

BATS HOTSPOT SERVICES LLC

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of BATS Hotspot Service LLC (the "Company") dated as of this 13th day of March, 2015, by BATS Hotspot Holdings LLC, as the sole Manager of the Company (the "Manager").

RECITAL

The Company was formed as a limited liability company under the laws of the State of New Jersey on November 22, 2004, and desires to enter into a written agreement, in accordance with the provisions of the New Jersey Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business. This written agreement shall supersede any and all other similar types of agreements heretofore adopted by the Manager and/or the Company, including but not limited to the (i) Operating Agreement executed and adopted effective as of March 1, 2005, (ii) Amended and Restated Operating Agreement executed and effective as of December 22, 2008, and (iii) Second Amended and Restated Operating Agreement executed and effective as of September 23, 2009.

ARTICLE I
The Limited Liability Company

1.1 *Formation*. The Manager has previously formed the Company as a limited liability company pursuant to the provisions of the Act. A certificate of formation for the Company as described in Section 42:2B-11 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of New Jersey in conformity with the Act.

1.2 *Name*. The name of the Company shall be "BATS Hotspot Services LLC" and its business shall be carried on in such name with such variations and changes as the Manager shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers.* The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent.* The location of the registered office of the Company shall be 820 Bear Tavern Road, in the City of West Trenton, County of Mercer, New Jersey. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term.* Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Manager

2.1 *The Manager.* The name and address of the sole Manager is as follows:

Name	Address
BATS Hotspot Holdings LLC	8050 Marshall Drive, Suite 120 Lenexa, KS 66214

2.2 *Actions by the Manager; Meetings.* The Manager may approve a matter or take any action at a meeting or without a meeting by the written consent of the Manager. Meetings of the Manager may be called at any time by the Manager.

2.3 *Liability of the Manager.* All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Manager shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager.

2.4 *Power to Bind the Company*. The Manager (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

2.5 *Admission of Managers*. New Managers shall be admitted only upon the approval of the Manager.

ARTICLE III
Management by the Manager

3.1 The management of the Company is fully reserved to the Manager, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Manager shall act through resolutions adopted in written consents. Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Manager shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. From time to time, the Manager may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Manager. A capital account shall be maintained for the Manager, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. In each year, profits and losses shall be allocated entirely to the Manager.

5.2 *Distributions*. The Manager shall determine profits available for distribution and the amount, if any, to be distributed to the Manager, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Manager. The distributions of the Company shall be allocated entirely to the Manager.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Manager votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Manager may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a Manager.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Manager, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Manager, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Manager. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments.* Any repeal or modification of this Article VIII by the Manager shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
<u>Miscellaneous</u>

9.1 . *<u>Tax Treatment</u>.* Unless otherwise determined by the Manager, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Manager and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *<u>Amendments</u>.* Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Manager. An amendment shall become effective as of the date specified in the approval of the Manager or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *<u>Severability</u>.* If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Manager regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Manager with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *<u>Governing Law</u>.* This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflicts of laws thereof.

9.5 *<u>Limited Liability Company</u>.* The Manager intends to form a limited liability company and does not intend to form a partnership under the laws of the State of New Jersey or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

BATS HOTSPOT HOLDINGS LLC
Sole Manager

By: ______________________
Name: Chris Concannon
Title: President

P BATS INTERNATIONAL HOLDINGS LIMITED

Q BATS HOTSPOT EUROPE LIMITED

R BATS HOTSPOT ASIA PTE. LTD.

S BATS TRADING LIMITED

T CHI-X EUROPE LIMITED

U BATS FX, INC.

V BLUE MERGER SUB INC.

W DELTA MERGER SUB LLC

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Agency Desk, LLC (formerly Samurai Trading, LLC)	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Altemet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary.
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Divine Capital Markets, LLC	10/15/2009	NA	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
FM Partners Holdings, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	NA	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
NASDAQ Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RS Platou Markets, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express

E

J151215022303uv

Ship Date: 18MAR15
ActWgt: 5.0 LB
CAD: 8863864/INET3610

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SHIP TO: (913) 815-7000 BILL SENDER
Chris Grobbel
SEC, Div. of Trading and Markets
100 F St, NE Mail Stop 6628

WASHINGTON, DC 20549

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THU - 19 MAR 3:00P
STANDARD OVERNIGHT

TRK# 0201 **7731 5998 1269**

20549
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IAD

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537J1/879A/EE4B

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U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

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10019125227100020549007731 5998
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3/20/2015 9:59:59 AM